November 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Veator Stephen Krikorian

Re:	Square, Inc. Form 10-Q for the Quarter Ended March 31, 2018 Filed May 2, 2018 Form 10-Q for the Quarter Ended June 30, 2018 Filed August 1, 2018 File No. 001-37622

Ladies and Gentlemen:

Square, Inc. (“Square”, or the “Company” ) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 1, 2018, relating to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2018 originally filed with the Commission on May 2, 2018 and for the fiscal quarter ended June 30, 2018 filed with the Commission on August 1, 2018 (the “Form 10-Q”) (File No. 001-37622).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-Q for the Quarter Ended June 30, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted Revenue, page 39

1.

Your adjusted revenue measure includes adjustments for transaction-based costs and bitcoin costs. Explain to us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the determination of Adjusted Revenue is based on the Company’s revenues, measured and recognized in accordance with GAAP, adjusted to deduct transaction-based costs and bitcoin costs that are also measured and recognized in accordance with GAAP. The Company has also included a reconciliation of total net revenue to

Adjusted Revenue with a detailed explanation of the items included in the determination of the Adjusted Revenue and reasons why such items are included. Unlike the example in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company has not adjusted the recognition and measurement of the financial line items used in the determination of Adjusted Revenue and the Company’s non-GAAP adjustments are not designed to accelerate revenue recognition. The Company does not believe that inclusion of Adjusted Revenue as a non-GAAP metric, together with the reconciliation and discussions on Adjusted Revenue contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of Adjusted Revenue as a non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading, in violation to Rule 100(b) of Regulation G. Accordingly, the Company does not consider that Adjusted Revenue is a metric that is based on individually tailored recognition and measurement methods that substitute GAAP methods. We provide this information for the convenience of investors, many of whom the Company believes compare the Company’s revenues to the revenues reported by other companies in the payment processor ecosystem, including companies that report revenue net of transaction-based costs. These investors may not be familiar with the principal vs. agent accounting guidance in U.S. GAAP and therefore may benefit from having this information.

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If you have any questions or comments, please contact me at 415-375-3176.

Very truly yours,

/s/ Ajmere Dale

Ajmere Dale

Chief Accounting Officer

cc:

Timothy Murphy, Interim Chief Financial Officer, Square, Inc.

Mohit Daswani, Interim Chief Financial Officer, Square, Inc.

Sivan Whiteley, General Counsel and Corporate Secretary, Square, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Charles Lynch, KPMG LLP